                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934



                     For the months of June and July 2001



                                    Oce N.V.
                 (Translation of registrants name into English)


                    St. Urbanusweg 43, Venlo, The Netherlands
                    (Address of principal executive offices)
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Oce N.V.
                                ------------------------------------------------
                                                   (Registrant)


                                By: /s/ R.L. van Iperen
                                    -------------------------------------------
                                    Chairman of the Board of Executive Directors
                                    (Principal Executive Officer)

Dated:  July 13, 2001

Oce revises profit forecast

In anticipation of the publication of the quarterly results on July 5th, Oce announces, that, based on the available preliminary figures, the results for the second quarter are lagging behind expectations.

Sales revenues in the second quarter were virtually at the level of the year 2000. As a consequence of the slowing down in investment spending, in particular sales of machines from the existing product range were disappointing.

This has led to a decline in capacity utilisation in the factories and therefore to a lower than expected level of income for the second quarter.

The new products are well received by the market and will have a positive impact on the results in the second half of 2001. However, it will not be possible to make up for the shortfall in the results of the first two quarters. Consequently the level of income for the 2001 financial year will not equal the results of 2000.

In view of the continued uncertainty about further economic developments, the Board of Executive Directors is not making an income forecast for the 2001 financial year.

Oce N.V.
June 20, 2001

Oce N.V.
Consolidated Statement of                   Quarter              Half Year
Operations for the six months               ended                ended
from December 1, 2000 till                  May 31               May 31
                                            ------               ------
May 31, 2001

 ..............................................................................................
Results in millions             2000       2001       2001       2000       2001       2001
except per share*              (euro)     (euro)       US$      (euro)     (euro)       US$
                               ------     ------       ---      ------     ------       ---
Revenues from sales,
rentals and service             775.4       776.9     656.9     1,472.6    1,522.1     1,287.0
Interest from
financial leases                 28.3        31.9      27.0        54.9       62.3        52.6

Total revenues                  803.7       808.8     683.9     1,527.5    1,584.4     1,339.6

Cost of sales,
rentals and service             461.9       476.9     403.3       878.2      936.8       792.1

Gross margin                    341.8       331.9     280.6       649.3      647.6       547.5

Operating expenses              270.7       276.4     233.6       516.7      533.4       451.0

Operating income                 71.1        55.5      47.0       132.6      114.2        96.5

Financial expense (net)          13.9        18.1      15.4        29.0       35.4        29.9

Income before income
taxes, equity in income
of unconsolidated
companies and minority
interests                        57.2        37.4      31.6       103.6       78.8        66.6

Income taxes                     16.3        11.6       9.8        29.8       24.3        20.6

Income before equity in
income of unconsolidated
companies and minority
interests                        40.9        25.8      21.8        73.8       54.5        46.0

Equity in income
of unconsolidated
companies                         0.1           -         -           -          -           -

Income before
minority interests               41.0        25.8      21.8        73.8       54.5        46.0

Minority interests
in net income of
subsidiaries                      0.9         0.7       0.6         1.4        1.3         1.0

Net income                       40.1        25.1      21.2        72.4       53.2        45.0

Net income attributable
to holders of
ordinary shares                  39.2        24.2      20.5        70.6       51.5        43.5

Cash flow                        89.4        72.3      61.1       169.7      146.7       124.1

EBITDA                          120.3       102.7      86.8       229.9      207.7       175.6

Average number of
outstanding ordinary
shares (x 1,000)               84,052     85,771     85,771      83,676     85,672      85,672
 ....................................................................................................
Per ordinary share              2000       2001      2001        2000        2001        2001
                               (euro)     (euro)     US$        (euro)      (euro)       US$
                               ------     ------     ---        ------      ------       ---

Net income                       0.47        0.28      0.24        0.84       0.60        0.51
Cash flow                        1.05        0.83      0.70        2.01       1.69        1.43

 ....................................................................................................
Balance Sheet Highlights                         00.11.30           01.05.31          01.05.31
                                                   (euro)             (euro)                US$
                                                   ------             ------                ---

Fixed assets                                      1,437.5            1,496.5           1,265.3
Current assets                                    1,718.0            1,748.9           1,478.7
                                                 --------           --------          --------
Total Assets                                      3,155.5            3,245.4           2,744.0
                                                 ========           ========          ========

Group equity                                      1,031.3            1,086.8             918.9
Long term liabilities                             1,132.5            1,220.7           1,032.1
Short term liabilities                              991.7              937.9             793.0
                                                 --------           --------          --------
Liabilities and
shareholders' equity                              3,155.5            3,245.4           2,744.0
                                                 ========           ========          ========

*
The company reports in Euro (euro). As a convenience for US readers, the results for 2001 and 2000 have been converted at US$0.8455: (euro) 1, the noon buying rate of May 31, 2001. This compares with US$0.9328: (euro) 1 used at this time last year.


Oce results first half 2001

         Revenues US$1,340 million (+ 4%)
         Operating income US$97 million (-/- 14%)
         Net income US$45 million (-/- 26%)
         Slowdown in growth of machine sales
         Higher revenues from software and service

First six months 2001

Venlo, The Netherlands, July 5, 2001: Consolidated results for the first six months and the second quarter of fiscal 2001 were published today by Oce N.V. (NASDAQ-OCENY).

First half revenues of the Dutch based supplier of digital document systems and services revenues amounted to US$1,340 million, 4% higher than in 2000. Autonomous growth in revenues was 1%.

Wide Format Printing Systems achieved revenues of US$373 million, 5% higher compared to 2000. Autonomous growth amounted to 2%.

Revenues in Document Printing Systems rose by 1% to US$637 million. Autonomous revenues went down by 1%. Production Printing Systems realised revenues of US$330 million. This is an increase of 7% compared to 2000, of which 2% was autononomous.

The gross margin was practically the same as in the prior year but as a percentage of revenues it decreased from 42.5% to 40.9%.

For the first six months the increase in operating expenses was 3% and the decrease in operating income was 14% as compared to the same period of 2000. The relatively slight increase in expenses reflects the results of restructuring measures taken in previous years which form a solid basis for renewed revenues growth.

Due to the increase in financial and tax charges, net income was 26% lower than in 2000 and amounted to US$45 million or US$0.51 per share based on 85,672,182 shares, being the weighted average number of ordinary shares outstanding, compared to US$61 million or US$0.71 per share, based on 83,676,283 shares, being the weighted average number of ordinary shares outstanding at the first half of fiscal 2000. Cash flow (net income plus depreciation) was US$124 million (2000: US$144 million).

Second quarter 2001

The second quarter net income decreased by 37% to US$21 million or US$0.24 per share base on 85,771,330 shares, being the weighted average number of ordinary shares outstanding, compared to US$34 million or US$0.39 per share based on 84,052,251 shares, being the weighted average number of ordinary shares outstanding at the second quarter of 2000.

Oce booked revenues of US$684 million in the 2nd quarter of 2001, virtually the same as in 2000. The autonomous decrease in revenues amounted to 1%.

Operating income for the quarter declined by 22% to US$47 million. The principal factor that affected the revenues development was the declining level of investments in Oce's main sales markets; the result is that sales cycles last longer. That slowed down the growth in sales, particularly of the range of machines. Revenues from service and software increased. However the company's relative competitive position remained unaffected in all markets.

Market shipments of the Oce DPS400 are proceeding according to schedule and the Oce CPS700 colour printer will be shipped to customers, as planned, from July onwards. The range of services and software has also been expanded and updated.

The downturn in economic growth and the related slowdown in demand were sharper than expected during the second quarter. In all business units revenues from machines were lower than in 2000.

This, together with the start-up and launch costs for the new products, brought pressure to bear on manufacturing results and therefore on the gross margin. None the less, compared to the first quarter of 2001, the gross margin percentage went up from 40.7% to 41.0% (2000: 42.5%). Operating expenses, including marketing launch costs, increased by 2% compared to the second quarter of 2000. Due to the developments described above, operating income was 22% lower than in 2000.

Interest charges were substantially higher than last year; this is mainly due to the financing in US$ and the related derivatives contracts. A higher tax charge (31% as against 28.4% in the second quarter of 2000) is attributable to the growing proportion of income that stems from countries with a relatively high rate of taxation. Interest charges and tax charges meant that during the quarter net income from ordinary activities was 37% lower than in the corresponding period of 2000.

Cash flow (net income plus depreciation) amounted to US$61 million during the second quarter (2000: US$76 million).

Developments in Oce's markets during the second quarter

Developments in the three markets in which Oce operates reveal the same picture, i.e. one in which revenues are lagging behind our expectations. Compared to last year, this was reflected during the second quarter in a slight increase in revenues in the wide format market and a stabilisation of revenues in production printing. For the office market, however, the outcome was a decline in Oce's revenues as compared to the previous year.

In Wide Format Printing Systems revenues increased by 3% to US$196 million. Exchange rates had a positive effect of 2%. The autonomous growth was largely attributable to increased earnings from service and software and to sales of the Oce TDS600. Following this year's introduction of new machines (the Oce TDS400/800) together with the successful Oce TDS600 and the accompanying new software, Oce's competitive position in this market has been substantially strengthened. In Display Graphics (wide format color) Oce's position further improved during the quarter, with revenues growing by 17%.

In Document Printing Systems (the office market) revenues fell by 2% to US$321 million. The autonomous decrease in revenues amounted to 3% and was due to a static office market both in the United States and Europe; in particular sales via Ikon (in the USA) declined considerably. However, Oce was able to maintain its position in the sectors of this market that are of relevance for the company. The Oce DPS400, whose shipment to market has meanwhile started and which will become available in bigger numbers in the second half year, and the Oce CPS700 for the color market will enable Oce to strengthen its position considerably. Revenues from Facility Services are still increasing at a fast pace (+29%).

In Production Printing Systems (high volume printing) revenues increased by 3% to US$167 million; 2% of this increase stemmed from exchange rate effects and 1% from acquisitions. The growth in revenues took place mainly in the United States. The Production Printing Systems market is also showing a noticeable shift towards software and services. Oce's position as market leader in web printing (very high volume printers in a multi-machine environment) was recently reinforced through innovative solutions for use in such areas as electronic book and newspaper production.

Despite a recent, big order in the United States, the previously reported general slowdown in machine orders does not yet seem to have come to an end.

Balance sheet

The balance sheet total increased during the first half of 2001 by US$76 million. Of this, around US$21 million is the result of exchange rate effects, US$83 million is due to a reclassification of tax exposures, whilst debtors decreased by US$29 million.

Group equity amounted to US$919 million at the end of May (2000 year end: US$872 million); this is equivalent to 33% of the balance sheet total.

Prospects

The new products introduced in the first six months of 2001 will start contributing to the result in the second half of this year.

However, it will not be possible to make up for the shortfall in the results of the first two quarters.

Consequently the level of income for the 2001 financial year will not equal the results of 2000.

In view of the continued uncertainty about further economic developments, the Board of Executive Directors is not making an income forecast for the 2001 financial year.

Oce N.V.
July 5, 2001